Exhibit 99.1

Results of the 2020 Annual General Meeting of Biofrontera AG

Leverkusen, Germany, May 28, 2020 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, an international biopharmaceutical company, announces the results of the Annual General Meeting (AGM) held today on May 28, 2020. The shareholders present represented 76.31% of the registered share capital.

The shareholders approved the resolutions 2 to 6 proposed by the Management Board and Supervisory Board, published in the Federal Gazette on April 21, 2020. Resolution 7 as well as all supplementary motions submitted by the Deutsche Balaton Group did not obtain the required majorities and were rejected by the Annual General Meeting. No vote was required on agenda items 1 and 10.

“On behalf of the Management Board, I would like to thank our shareholders for their continued support and trust,” commented Prof. Dr. Hermann Lübbert, CEO of Biofrontera AG.

The Company made use of the option provided by the German legislator in view of the coronavirus pandemic to conduct the ordinary AGM as a virtual meeting without the physical presence of shareholders or their proxies. Via a password-protected online platform, registered shareholders could, among other things, visually and audibly follow the entire Annual General Meeting, exercise their voting rights and submit questions until two days prior to the AGM.

Further information on the Annual General Meeting including the detailed voting results and the Management Board presentation can be found at: https://www.biofrontera.com/en/investors/annual-general-meeting

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For enquiries, please contact:

Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 ir@biofrontera.com
IR UK: Seton Services
Toni Vallen	+44 (0) 207 229 0805

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with almost 200 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi™ for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Biofrontera AG

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102